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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ----------------

                               Amendment No. 3
                                      to
                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934
                               ----------------


                                CLINICOR, INC.
                (Name of Small Business Issuer in Its Charter)

                NEVADA                               88-0309093
     (State or Other Jurisdiction of              (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

1717 WEST 6th STREET, SUITE 400, AUSTIN, TEXAS           78703
  (Address of Principal Executive Office)              (Zip Code)

                                (512) 344-3300
               (Issuer's Telephone Number, Including Area Code)

                               ----------------

       Securities to be registered under Section 12(b) of the Act:  None



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                                (Title of Class)


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ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


  (b) Exhibits

    2    Not applicable

    3(a) Articles of Incorporation, as amended*

    3(b) Amended and Restated Bylaws*

    4(a) Stock Purchase Agreement dated as of July 15, 1996 between the registrant and Oracle Partners, L.P., Quasar International Partners, C.V., Oracle Institutional Partners, L.P. and GSAM Oracle Fund, Inc.*

    4(b) Certificate of Amendment of Certificate of Incorporation of the registrant, incorporated herein by reference to Exhibit 3(a)*

    4(c) Amended and Restated Bylaws of the registrant, incorporated herein by reference to Exhibit 3(b)*

    4(d) Terms of Warrants issued by the registrant*

    4(e) Registration Rights Agreement effective December 1, 1995 by and among the registrant and certain individuals and entities*

    4(f) Sales Agent Warrant dated May 20, 1996 issued to SJ Capital, Inc.*

    4(g) Preemptive Rights Agreement effective February 27, 1995 among the registrant and Randolph Haag, Russell Armstrong and Irawan Onggara*

    4(h) Settlement Agreement dated as of July 8, 1996 between the registrant and Russell Armstrong, Irawan Onggara and Century Financial Partners, Inc.*

    7    Not applicable

    9    Not applicable

   10(a) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and Steven J. Dell, M.D.*

   10(b) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and William M. Ramsdell, M.D.*

   10(c) Voting and Pre-Merger Agreement dated February 14, 1995 among the registrant, Thomas P. O'Donnell, Robert S. Sammis and David Shulman, M.D.*

   10(d) Sales Agent Agreement effective September 15, 1995 between the registrant and SJ Capital, Inc.*

______________
         *Previously filed.


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   10(e) Agreement and Plan of Merger effective February 27, 1995 between
         Pegasus Tax and Financial Planning Services, Inc., Randolph Haag, Russell Armstrong, Clinicor, Inc., Robert S. Sammis and Thomas P. O'Donnell*

   10(f) Covenant Not to Compete Agreement effective February 27, 1995 among the registrant, Thomas P. O'Donnell and Robert S. Sammis*

   10(g) Statement Regarding Employee Proprietary Information and Inventions
         Agreement dated February 27, 1995 between the registrant and Thomas P. O'Donnell*

   10(h) Statement Regarding Employee Proprietary Information and Inventions
         Agreement dated February 27, 1995 between the registrant and Robert S. Sammis*

   10(i) Agreement dated March 5, 1996 between the registrant and Randolph J.
         Haag*

   10(j) Option Agreement dated March 5, 1996 between the registrant and
         Randolph J. Haag*

   10(k) Clinicor, Inc. 1995 Employee and Consultant Stock Option Plan*

   10(l) Stock Option Agreement dated February 27, 1995 between the registrant and Thomas P. O'Donnell*

   10(m) Stock Option Agreement dated February 27, 1995 between the registrant and Robert S. Sammis*

   10(n) Employment Agreement dated July 15, 1996 between the registrant and
         Thomas P. O'Donnell*

   10(o) Employment Agreement dated July 15, 1996 between the registrant and
         Robert S. Sammis*

   10(p) Employment Agreement dated May 1, 1995 between the registrant and
         Robert M. Day*

   10(q) Unsecured Note dated October 1, 1995 executed by the registrant and payable to Robert Sammis*

   10(r) Unsecured Note dated October 1, 1995 executed by the registrant and payable to Patricia J. O'Donnell*

   10(s) Letter Agreement dated August 21, 1996 between the registrant and
         Zola P. Horovitz*

   10(t) Lease dated October 23, 1996 between the registrant and Lake Austin
         Commons, Ltd.*

   14    Not applicable

   16    Letter on Change in Certifying Accountant**

   21    Not applicable

   24    Not applicable

   27    Financial Data Schedule*

_________________
         *Previously filed.
        **Filed herewith.


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   28    Not applicable

   99    Not applicable



                                   SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CLINICOR, INC.


Date 1/21/97                      By /s/ Susan M. Georgen-Saad
    ________________________      _________________________________

                                  Susan M. Georgen-Saad
                                  Vice President, Chief
                                  Financial Officer and Treasurer

                                      26